UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
251591103
(CUSIP Number)
Dennis O. Garris
Alston & Bird LLP
950 F Street, N.W.
Washington, DC 20004-1404
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	251591103	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSONS Alexander Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		39,674,485

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,674,485

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,674,485

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* = Based on 266,869,144 shares outstanding, the sum of (i) 256,869,144 Common Shares reported to be outstanding as of February 11, 2011 by the Issuer on its Form 10-K filed on February 28, 2011 and (ii) 10,000,000 Common Shares issued upon the exercise of the Warrants.

CUSIP No.	251591103	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSONS Katharina Otto-Bernstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		15,755,505

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,755,505

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,755,505

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* = Based on 266,869,144 shares outstanding, the sum of (i) 256,869,144 Common Shares reported to be outstanding as of February 11, 2011 by the Issuer on its Form 10-K filed on February 28, 2011 and (ii) 10,000,000 Common Shares issued upon the exercise of the Warrants.

CUSIP No.	251591103	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSONS Dr. Michael Otto

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		2,625,916

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,625,916*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,625,916

WITH	10	SHARED DISPOSITIVE POWER

2,625,916*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,251,832*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* = Includes Common Shares over which Dr. Michael Otto has power of attorney granted by Janina Vater.
** = Based on 266,869,144 shares outstanding, the sum of (i) 256,869,144 Common Shares reported to be outstanding as of February 11, 2011 by the Issuer on its Form 10-K filed on February 28, 2011 and (ii) 10,000,000 Common Shares issued upon the exercise of the Warrants.

CUSIP No.	251591103	Page	5	of	9	Pages

1	NAMES OF REPORTING PERSONS Janina Vater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,625,916

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,625,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,625,916

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* = Based on 266,869,144 shares outstanding, the sum of (i) 256,869,144 Common Shares reported to be outstanding as of February 11, 2011 by the Issuer on its Form 10-K filed on February 28, 2011 and (ii) 10,000,000 Common Shares issued upon the exercise of the Warrants.

CUSIP No.	251591103	Page	6	of	9	Pages
This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 (“Amendment No. 1”) filed on August 20, 2009, Amendment No. 2 (“Amendment No. 2”) filed on September 14, 2009, Amendment No. 3 (“Amendment No. 3”) filed on September 18, 2009 and Amendment No. 4 (“Amendment No. 4”) filed on February 16, 2010. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Filing, as amended.
The Schedule 13D is amended to make the following changes to Items 2, 3, 4, 5 and 7:

Item 2.	Identity and Background
Item 2 is hereby amended by including the following:
The group formed by the Reporting Persons, Scott A. Wolstein and Iris Wolstein beneficially owns in the aggregate 66,148,221 Common Shares, which represents 24.7% of the Common Shares, taking into effect Warrant Shares and Common Shares issuable on the exercise of outstanding options. However, the Reporting Persons disclaim any beneficial ownership in any securities held or which may be acquired by Scott Wolstein or Iris Wolstein, and Scott Wolstein and Iris Wolstein disclaim any beneficial ownership in any securities held or which may be acquired by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by including the following:
The aggregate purchase price of the 10,000,000 Warrant Shares purchased by the Reporting Persons was $60,000,000, at a price of $6.00 per Warrant Share. The source of funding for the purchase of the Common Shares was the general working capital and personal funds of the Reporting Persons.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended by including the following:
On March 18, 2011, each Reporting Person exercised the Warrants such Reporting Person held with respect to acquiring Warrant Shares. Pursuant to the Stock Purchase Agreement and the Warrants, the Reporting Persons were entitled to purchase up to 10,000,000 Warrant Shares at a price of $6.00 per share (subject to downward adjustment) at any time on or after the issuance of the Warrants and for a five-period thereafter.

CUSIP No.	251591103	Page	7	of	9	Pages

Item 5.	Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 60,681,822 Common Shares, representing 22.7% of the Issuer’s outstanding Common Shares (based on 266,869,144 shares outstanding, the sum of (i) 256,869,144 Common Shares reported to be outstanding as of February 11, 2011 by the Issuer on its Form 10-K filed on February 28, 2011 and (ii) 10,000,000 Common Shares issued upon the exercise of the Warrants).
The group made up of the Reporting Persons, Scott Wolstein and Iris Wolstein, pursuant to the Voting Agreement, may be deemed to beneficially own in the aggregate 66,148,221 Common Shares, which represents 24.7% of the Common Shares, taking into effect Warrant Shares and Common Shares issuable on the exercise of outstanding options.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 39,674,485 Common Shares. Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 15,755,505 Common Shares. Dr. Michael Otto has sole voting power and sole dispositive power with regard to 2,625,916 Common Shares owned by him, and shared voting power and shared dispositive power with regard to 2,625,916 Common Shares owned by his daughter Janina Vater pursuant to a power of attorney. Janina Vater has shared voting power and shared dispositive power with regard to 2,625,916 Common Shares.
(c) The Reporting Persons have not effected any transactions in the Common Shares in the past 60 days, other than the transaction disclosed in Items 3 and 4.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

CUSIP No.	251591103	Page	8	of	9	Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 21, 2011

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne
For: Alexander Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne
For: Katharina Otto-Bernstein

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne
For: Dr. Michael Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne
For: Janina Vater

CUSIP No.	251591103	Page	9	of	9	Pages
EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater